UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 3  INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person
   MOONEY, Michael C
   8000 Towers Crescent Drive
   Suite 1350

   Vienna, VA  22182
2. Date of Event Requiring Statement (Month/Day/Year)
   8/1/98
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   Docucon, Inc. (DOCU)
5. Relationship of Reporting Person to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Senior Vice President
   Federal Government Programs
6. If Amendment, Date of Original (Month/Day/Year)
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Beneficially Owned
-----------------------------------------------------------------------------------------------------
1)Title of Security                                          2)Amount of         3)  4)Nature of
                                                             Securities          D   Indirect
                                                             Beneficially        or  Beneficial
                                                             Owned               I   Ownership
-----------------------------------------------------------------------------------------------------

Table II   Derivative Securitites Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative Security  2)Date Exercisable  3)Title and Amount of                   4)Conver-  5)Ownership 6)Nature of
                                and Expiration Date Securities Underlying                   sion or    Form of     Indirect
                                (Month/Day/Year)    Derivative Security                     exercise   Derivative  Beneficial
                                                                                            price of   Security    Ownership
                                Date      Expira-                                Amount or  Deri-      Direct(D)
                                Exer-     tion                                   Number of  vative     or
                                cisable   Date      Title                        Shares     Security   Indirect(I)
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right to06/09/99  06/08/09  Common Stock                 12,500     $2.000     D           Direct
 buy) (1)                       (2)
Incentive Stock Option (right to07/10/99  07/09/09  Common Stock                 20,150     $2.060     D           Direct
 buy) (1)                       (3)

Explanation of Responses:

(1)
Employee stock option (right to buy) granted pursuant to the Docucon, Inc. 1988 Employee Stock Option Plan, in reliance upon the exemption provided by former Rule 16b-3.
(2)
Incentive stock option becoming exercisable in equal installments over a three-year period, at the rate of 33% per year commencing one year after the date of grant.
(3)
Incentive stock option becoming exercisable in various increments over a six-year period one year after the date of grant.

SIGNATURE OF REPORTING PERSON
/S/ MOONEY, Michael C
DATE 09/01/98